September 5, 2006

By Facsimile ((604) 631-3309) and U.S. Mail

Peter C. Kalbfleisch
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, BC, Canada  V7X 1L3

	Re:	Catalyst Paper Corporation
		Schedule 14D-9F filed August 28, 2006
	File No. 005-79409

Dear Mr. Kalbfleisch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

Late Filing
1. We note that Catalyst filed a Schedule 14D-9F on August 28,
2006.
Rule 14(e)-2(a) specifically states, however, that Catalyst should have filed its schedule "no later than 10 business days from the date the tender offer [was] first published ..." Please advise us why the
Schedule 14-D9F was not timely filed.




Directors` Circular

Reasons for Recommendation, page 1
2. Refer to the disclosure in the second paragraph of page 2. Please revise your disclosure to explain how a 38% security holder may determine the outcome of an election of directors. Are directors elected by a vote other than plurality?
3. Please revise the graph on page 2 to include footnote 2, which does not appear in the graph although it appears below it.
4. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the directors` circular, or provided to the staff on a supplemental basis. We cite the following non-exhaustive examples of statements or assertions that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both supplemental support and recharacterization as statements of belief or opinion:

* "The Board of Directors and the Special Committee believe that Catalyst is well-positioned to drive improved financial performance and enhanced value as a result of any improvement in industry fundamentals."
* "This bid structure, which is very unusual in Canada..."
5. Please disclose who are the three key North American competitors referred to in page 5.
6. Refer to your disclosure in the subsection entitled "The TAM Offer is Highly Conditional." Please describe what conditions of the offer are not "customary." Also, given that the occurrence of all conditions that are not objectively ascertainable is subject to a reasonableness standard, provide us your basis for stating that the conditions are not subject to "other objective criteria." Alternatively, revise your disclosure to explain that the bidder must apply a reasonableness standard before asserting the offer`s conditions.
7. Refer to the last sentence of the subsection entitled "The TAM Offer is Highly Conditional." Note that it is our position that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. We also note that if security holders were to wait to tender until the expiration of the offer to act, they may not have sufficient time to tender their securities. Revise your disclosure here and throughout your circular to explain that all conditions to the offer must be satisfied or waived prior to the expiration of the offer and that security holders who tender their securities may withdraw their tender prior to the expiration of the offer. Also, provide us with your analysis regarding redissemination of the revised circular.

Appendix A
8. The CIBC and UBS fairness opinions improperly limit the class of persons who may rely on the opinions inasmuch as they assert the opinions may not be used for any purpose by any person other than the
Catalyst Special Committee and Board of Directors without the prior written consent of the financial advisor. This limitation on reliance is inconsistent with the disclosures relating to the opinions, and, as such, should be deleted. Alternatively, disclose the basis for the financial advisors` belief that security holders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable law (e.g., the inclusion of an express disclaimer in the financial advisors` respective engagement letters with Catalyst). Describe any applicable authority regarding the availability of such a potential defense. In the absence of any applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of the availability of such a defense will have no effect upon the rights and responsibilities of the board of directors under applicable law. Further disclose that the availability of such a defense would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws. Please see our Current Issues and Rulemaking outline publicly available on our website, www.sec.gov, at
Section II.D.3.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers & Acquisitions
Peter C. Kalbfleisch
Blake, Cassels & Graydon LLP
September 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE